Exhibit 1
                                                                       ---------

30 October 2008

WPP Group plc

Results of Court Meeting and General Meeting - Share Owners Approve Scheme of Arrangement and Related Matters.

WPP Group plc announces that its share owners approved the Scheme of Arrangement proposed in the Circular sent to its share owners dated 6 October 2008 (the "Circular"), without modification, at a meeting convened by the Court and held today.

At a hearing convened for 18 November 2008, the High Court is expected to approve the Scheme of Arrangement, which will result in the establishment of a new UK listed, Jersey incorporated holding company, WPP plc ("New WPP"), above WPP Group plc. As is the case for WPP Group plc, the new holding company will have its primary listing on the London Stock Exchange and its American Depositary Shares will be traded on NASDAQ.

At the general meeting ("General Meeting") which immediately followed the Court Meeting, share owners also approved, without modification, all resolutions proposed in the notice of the General Meeting included in the Circular. The resolutions included, amongst others, approval for the Scheme of Arrangement and for the New WPP Reduction of Capital in order to create distributable reserves. Share owners also approved the use of New WPP Shares and New WPP Treasury Shares in respect of the Inherited Share Plans, the principal terms of which were summarised in the Circular.

The full results of the votes cast at the meetings were as follows:-

Poll results for the Court Meeting

Resolution to approve the Scheme:

Number of votes for:    781,924,581 (99.86%)
Number of votes against:  1,131,311 (0.14%)
Number of voters for:   976
Number of voters against:  72

Poll results for the General Meeting

Voting at the General Meeting was conducted by poll on all resolutions. The results of the poll were as set out below:

Special Resolutions

1.  To approve the                      For*            Against         Vote Withheld**
    Scheme of                           808,056,020     791,798         5,696,916
    Arrangement dated 6                 (99.90%)        (0.10%)
    October 2008 and
    related matters

2.  To approve the New                  For*            Against         Vote Withheld **
    WPP Reduction of                    847,831,376     738,504         2,290,203
    Capital                             (99.91%)        (0.09%)

3.  To change the name                  For*            Against         Vote Withheld **
    of the Company                      849,811,832     650,065         398,186
                                        (99.92%)        (0.08%)

4.  To de-list the WPP                  For*            Against         Vote Withheld **
    Shares                              847,799,661     759,644         2,300,778
                                        (99.91%)        (0.09%)

Ordinary Resolution

5.  To approve the use of               For*            Against         Vote Withheld **
    New WPP Shares and                  847,675,840     867,771         2,316,472
    New WPP Treasury                    (99.90%)        (0.10%)
    Shares in respect of
    the Inherited Share
    Plans

*    This figure includes discretionary votes.
** A "vote withheld" is not a vote in law and is not counted in the calculation of the proportion of votes "for" or "against" a resolution.


Copies of the resolutions passed at the Court Meeting and the General Meeting have been submitted to the UKLA and will shortly be available for inspection at the UKLA's document viewing facility, which is situated at the Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS.

For further information please contact:

WPP GROUP PLC                           +44 20 7408 2204

Fiona McEwan

BUCHANAN COMMUNICATIONS                 +44 20 7466 5000

Richard Oldworth

MERRILL LYNCH INTERNATIONAL             +44 20 7628 1000

Richard Taylor
Mark Astaire (Corporate Broking)


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
Notes to editors:

Capitalised terms used but not defined in this announcement have the meanings given to them in the Circular.

Merrill Lynch International is acting as sponsor for New WPP's listing and as corporate broker to WPP and New WPP. Merrill Lynch International is acting for WPP and New WPP and no one else in connection with the Scheme and other proposals and will not be responsible to anyone other than WPP and New WPP for providing the protections afforded to its clients or for providing advice in relation to the Scheme and other proposals or the contents of this announcement.

This announcement does not constitute an invitation or offer to sell or exchange or the solicitation of an invitation or offer to buy or exchange any security. None of the securities referred to in this announcement shall be sold, issued, exchanged or transferred in any jurisdiction in contravention of applicable laws.

NOTICE TO UNITED STATES RESIDENTS

This announcement is not an offer of securities in the United States.

The New WPP shares have not been, and will not be, registered under the US Securities Act of 1933, as amended and will be issued in reliance on the exemption provided by section 3(a)(10) of the US Securities Act.

Neither the fact that a registration statement or an application for a licence has been filed under chapter 421-B of the New Hampshire Revised Statutes with the State of New Hampshire nor the fact that a security is effectively registered or a person is licensed in the State of New Hampshire constitutes a finding by the Secretary of State of New Hampshire that any document filed under RSA 421-B is true, complete and not misleading. Neither any such fact nor the fact that an exemption or exception is available for a security or a transaction means that the Secretary of State has passed in any way upon the merits or qualifications of, or recommended or given approval to, any person, security or transaction. It is unlawful to make, or cause to be made to any prospective purchaser, customer or client, any representation inconsistent with the provisions of this paragraph.


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